UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ArQule, Inc.
(Name of Subject Company)

ArQule, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
04269E107
(CUSIP Number of Class of Securities)
Paolo Pucci
Chief Executive Officer
One Wall Street
Burlington, Massachusetts 01803
(781) 994-0300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Graham Robinson
Laura Knoll
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ArQule, Inc., a Delaware corporation (“ArQule”). The address of ArQule’s principal executive office is One Wall Street, Burlington, Massachusetts 01803, and its telephone number is (781) 994-0300.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is ArQule’s common stock, par value $0.01 per share. As of the close of business on December 11, 2019, there were (i) 120,873,271 shares of ArQule common stock issued and outstanding; (ii) no shares of ArQule common stock held by ArQule in its treasury; (iii) 12,469,512 shares of ArQule common stock subject to outstanding ArQule stock options; (iv) warrants to purchase an aggregate of 5,361,556 shares of ArQule common stock outstanding; and (v) rights to purchase a maximum of 14,596 shares of ArQule common stock during the final offering period outstanding under ArQule’s 2018 Employee Stock Purchase Plan.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of ArQule, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ArQule for a purchase price of  $20.00 per Share in cash (the “Offer Price”), net to the seller without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 17, 2019. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to ArQule’s stockholders together with this Schedule 14D-9. Copies of certain letters distributed by Purchaser in connection with the Offer as well as Purchaser’s Summary Advertisement published in The New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D), and (a)(1)(F), respectively, to this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of December 6, 2019, among ArQule, Purchaser and Parent, pursuant to which, among other matters, after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into ArQule (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with ArQule continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent, without a meeting or vote of stockholders of ArQule. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held in the treasury of ArQule or owned by Parent, Purchaser, or any of their direct or indirect wholly-owned subsidiaries immediately prior to the Effective Time or by stockholders of ArQule who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without interest and subject to any withholding of taxes. The treatment of equity awards under ArQule’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between ArQule and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the Amendment (as defined below) is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent and its controlled affiliates, would represent one (1) more Share than one half (1/2) the sum of  (x) all Shares then outstanding at the Expiration Date (as defined below) and (y) all Shares that ArQule may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares ((including all then outstanding ArQule stock options and ArQule warrants), regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) ; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one minute after 11:59 p.m., New York City time, on the twentieth (20th) business day following the commencement of the Offer, unless otherwise extended in accordance with the Merger Agreement (such date, the “Expiration Date”). The Expiration Date may be extended: (i) if, as of the then-effective Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, and Parent may cause Purchaser to, in its and Parent’s sole discretion (and without the consent of ArQule), extend the Offer on one or more occasions in consecutive increments of not more than twenty (20) business days each, or for such longer period as the parties may agree in order to permit such Offer Condition to be satisfied; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for: (A) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff; and (B) periods of not more than ten (10) business days per extension, until any waiting period applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ArQule, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than ten (10) business days each, to permit such Offer Condition to be satisfied. In no event will Purchaser be required, and Parent will not be required to cause Purchaser to: (1) extend the Offer beyond April 6, 2020 (the “Outside Date”) (provided that the Outside Date may be extended to September 4, 2020 under certain circumstances as set forth in the Merger Agreement); or (2) extend the Offer beyond the initial Expiration Date on more than three (3) occasions, not to exceed an aggregate of thirty (30) business days (provided that each such extension will be ten (10) business days unless ArQule agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.
As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is One Merck Drive, P.O. Box 100, Whitehouse Station, NJ 08889.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of ArQule, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between ArQule or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of ArQule (the “ArQule Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements With Parent and Purchaser and Their Affiliates
Merger Agreement
On December 6, 2019, ArQule, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among ArQule, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide ArQule’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by ArQule to Parent and Purchaser and representations and warranties made by Parent and Purchaser to ArQule. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about ArQule, Parent or Purchaser in ArQule’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure letter provided by ArQule to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among ArQule, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about ArQule, Parent or Purchaser. ArQule’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of ArQule, Parent, Purchaser or any of their respective subsidiaries or affiliates.
The foregoing summary and description of the material terms of the Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Amendment to Merger Agreement
On December 17, 2019, the parties amended the Merger Agreement (the “Amendment”) to correct certain scrivener’s errors in the Offer Conditions.
The foregoing summary and description of the material terms of the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Support Agreement
Concurrently with the execution and delivery of the Merger Agreement, certain stockholders, including all of ArQule’s directors and executive officers (each a “Tendering Stockholder”), entered into Support Agreements (each, a “Support Agreement”) with Parent and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and, if necessary, vote his, her or its Shares (i) against any Acquisition Proposal (as defined in the Merger

Agreement); (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation or winding up of or by ArQule; and (iii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Support Agreement, (2) result in any of the Offer Conditions or the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied or (3) impede, interfere with or prevent the consummation of the Offer or the Merger.
Each Tendering Stockholder also agreed that, except as provided in the Support Agreement, he, she or it will not (i) offer to transfer, transfer or consent to transfer any of its Shares; (ii) enter into any agreement to transfer his, her or its Shares; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any of his, her or its Shares, other than as required to effect the voting obligations described in the preceding paragraph; or (iv) deposit any of his, her or its Shares into a voting trust or enter into a voting agreement or arrangement, other than as required to effect the voting obligations described in the preceding paragraph.
As of December 11, 2019, the Tendering Stockholders beneficially owned, in the aggregate, 17,481,903 Shares (or approximately 12.6% of all Shares outstanding, including Shares subject to stock options and warrants to purchase Shares). The Support Agreement terminates upon the earlier of  (a) the mutual written agreement of Parent and the Tendering Stockholder; (b) the Effective Time; and (c) the termination of the Merger Agreement.
The foregoing summary and description of the material terms of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Confidential Disclosure Agreement
On November 25, 2019, Parent and ArQule entered into an amended and restated mutual confidential disclosure agreement (the “Confidentiality Agreement”), in connection with Parent’s consideration of a possible strategic transaction with ArQule. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting seven (7) years following the expiration or termination of the Confidentiality Agreement. Parent also agreed to abide by a standstill provision for a period of one (1) year, which standstill provision automatically terminates prior to the expiration of the one (1) year term in certain situations. The Confidentiality Agreement contains a non-solicitation provision prohibiting Parent and any of its corporate affiliates, for a period of one (1) year from the date of the Confidentiality Agreement, from directly or indirectly soliciting or causing to be solicited for employment or employing, hiring or contracting with certain specified employees of ArQule, subject to certain exceptions.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit (e)(4) and is incorporated herein by reference.
Arrangements Between ArQule and its Executive Officers, Directors and Affiliates
Certain of ArQule’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The ArQule Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”
For further information with respect to the arrangements between ArQule and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

ArQule’s current executive officers are as follows:
Name	Position
Paolo Pucci	Chief Executive Officer and a Director
Peter S. Lawrence	President and Chief Operating Officer
Dr. Marc Schegerin	Chief Financial Officer and Treasurer
Dr. Brian Schwartz	Chief Medical Officer
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If ArQule’s directors and executive officers who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of ArQule. If such directors and executive officers do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such directors and executive officers will also receive the same cash consideration on the same terms and conditions as the other stockholders of ArQule. As of December 11, 2019, the directors and executive officers of ArQule beneficially owned, in the aggregate, 8,726,880 Shares (which, for this purpose, excludes Shares underlying (i) Company Options (as defined below), whether or not currently exercisable, and (ii) warrants to purchase ArQule Shares).
The following table sets forth as described above the number of Shares beneficially owned as of December 11, 2019 (which, for this purpose, excludes Shares underlying (i) Company Options (as defined below), whether or not currently exercisable, and (ii) warrants to purchase ArQule Shares), by each of ArQule’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Paolo Pucci	709,387	$14,187,740.00
Peter S. Lawrence	92,363	$1,847,260.00
Marc Schegerin	15,009	$300,180.00
Brian Schwartz	117,287	$2,345,740.00
Timothy C. Barabe	146,897	$2,937,940.00
Susan L. Kelley	50,000	$1,000,000.00
Ronald M. Lindsay	60,800	$1,216,000.00
Michael D. Loberg	172,514	$3,450,280.00
William G. Messenger	20,000	$400,000.00
Ran Nussbaum	7,220,407(1)	$144,408,140.00
Patrick J. Zenner	122,216	$2,444,320.00
All of ArQule’s current directors and executive officers as a group (11 persons)	8,726,880	$174,537,600.00

(1)
The total Shares beneficially owned includes (i) 3,538,592 Shares beneficially owned by Pontifax (Israel) IV, L.P.; (ii) 1,913,166 Shares beneficially owned by Pontifax (China) IV, L.P.; (iii) 1,723,115 Shares beneficially owned by Pontifax (Cayman) IV, L.P.; (iv) 8,611 Shares beneficially owned by Pontifax III Management of Fund (2011) Ltd; and (v) 36,923 Shares beneficially owned by Pontifax Late Stage Fund, L.P. Mr. Nussbaum is the managing partner of the Pontifax Group and as a result, the foregoing Shares may be deemed beneficially owned by Mr. Nussbaum under SEC rules.

Treatment of Equity Awards in the Transactions
The Merger Agreement provides that, immediately prior to the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding will, to the extent unvested,

become fully vested and exercisable, and at the Effective Time, each outstanding Company Option which has a per Share exercise price that is less than the Merger Consideration (each, an “In the Money Option”) will be cancelled and converted into the right to receive a cash payment equal to (A) the excess of  (x) the Merger Consideration over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes.
The Merger Agreement provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding will be cancelled with no consideration payable in respect thereof.
The following table sets forth, for each of ArQule’s executive officers and the members of the ArQule Board (i) the number of vested and unvested In the Money Options held as of December 11, 2019, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Merger Consideration over the weighted average exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options, assuming that the Effective Time occurs on December 11, 2019. None of ArQule’s executive officers or members of the ArQule Board hold a Company Option that is not an In the Money Option.
	In the Money Options
Name of Executive Officer or Director	Number of Shares subject to Vested In the Money Options (#)	Weighted Avg. Exercise Price Per Share ($)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Timothy C. Barabe	150,000	$3.19	$2,522,150.00	40,000	$6.21	$551,600.00	$3,073,750.00
Susan L. Kelley	165,000	$3.60	$2,705,450.00	40,000	$6.21	$551,600.00	$3,257,050.00
Ronald M. Lindsay	150,000	$3.19	$2,522,150.00	40,000	$6.21	$551,600.00	$3,073,750.00
Michael D. Loberg	150,000	$3.19	$2,522,150.00	40,000	$6.21	$551,600.00	$3,073,750.00
William G. Messenger	150,000	$3.19	$2,522,150.00	40,000	$6.21	$551,600.00	$3,073,750.00
Ran Nussbaum	40,000	$1.79	$728,400.00	50,000	$5.19	$740,600.00	$1,469,000.00
Patrick J. Zenner	200,000	$2.99	$3,402,000.00	50,000	$6.21	$689,500.00	$4,091,500.00
Peter S. Lawrence	1,538,505(1)	$2.91	$26,294,127.00	715,475	$3.06	$12,121,791.00	$38,415,918.00
Paolo Pucci	2,997,252(1)	$3.08	$50,698,607.00	1,280,100	$3.07	$21,670,460.00	$72,369,067.00
Brian Schwarz, M.D.	1,212,725(1)	$2.94	$20,692,593.00	590,725	$3.10	$9,983,097.00	$30,675,691.00
Marc Schegerin, M.D.	63,250	$2.67	$1,095,990.00	449,750	$3.18	$7,565,970.00	$8,661,960.00

(1)
Includes performance options granted on April 5, 2017 to each of Messrs. Lawrence (300,000) and Pucci (600,000) and Dr. Schwarz (260,000). As of March 2019, performance conditions were achieved with respect to 50% of the performance options, subject to continued time-based vesting conditions. The performance options were deemed earned and became fully vested and exercisable with respect to 100% of the shares underlying the performance options upon the execution of the Merger Agreement on December 6, 2019, in accordance with their terms.

Treatment of Purchase Rights under the ArQule ESPP
Mr. Pucci and Dr. Schegerin, together with other eligible employees, participate in the ArQule 2018 Employee Stock Purchase Plan (the “ESPP”). As of December 11, 2019, none of ArQule’s other executive officers or members of the ArQule Board participated in the ESPP. The ESPP permits the purchase of Shares at a price equal to 85% of the closing price per share on the first trading day of the offering period or the last trading day of the offering period, whichever is less. Effective each May 1 and November 1, a new six (6)-month offering period begins. A six (6)-month offering period (the “Final Offering Period”) commenced on November 1, 2019, and is scheduled to end on April 30, 2020.
Pursuant to the terms of the Merger Agreement, ArQule is required take all actions necessary to provide that (i) from and after December 6, 2019, no new participants will participate in the ESPP and that participants will not increase payroll deductions or purchase elections from those in effect on December 6, 2019, and (ii) except for the Final Offering Period, no offering or purchase period will be authorized, continued or commenced following December 6, 2019. If the Effective Time occurs prior to the end of the Final Offering Period, the Final Offering Period will terminate no later than the date immediately prior to the Acceptance Time and any purchase rights outstanding at that time will be exercised to purchase whole Shares, which will be cancelled at the Effective Time in exchange for the right to receive the Merger Consideration, and any remaining funds in each participant’s account will be returned to the applicable participant.
Executive Employment Arrangements
ArQule is party to preexisting employment agreements with the following executive officers: Messrs. Pucci and Lawrence and Dr. Schwartz and in addition, is party to an offer letter and letter agreement with Dr. Schegerin (all such documents, together with any amendments thereto, the “Executive Employment Arrangements”), each with such severance and change in control terms as summarized below.
Employment Agreement with Paolo Pucci
Mr. Pucci’s agreement, as amended, provides for a term of employment until March 31, 2022. If Mr. Pucci’s employment is terminated by ArQule without cause or as a result of a “deemed termination without cause” (as defined in the employment agreement), disability or death, then subject to the execution of a general release of claims, ArQule will be required to pay Mr. Pucci an amount equal to twenty-four (24) months of his base salary in effect at the time of termination, plus an amount equal to the total of bonuses paid to him with respect to the two (2) years preceding the year in which he is terminated. These amounts will be paid in substantially equal installments according to ArQule’s normal payroll schedule during the twenty-four (24) month period following termination. In addition, ArQule will pay, for the twenty-four (24) month period following the date of termination, the cost of continuing certain employee benefits at the level in effect as of the termination date. Finally, all of Mr. Pucci’s unvested stock options and restricted stock that would have become exercisable or vested within one year from the termination date will immediately become exercisable or vested free of restrictions without regard to the original vesting schedule. The employment agreement further provides that, if ArQule terminates (or is deemed to terminate) Mr. Pucci’s employment with ArQule without cause within the period commencing three (3) months prior to a change of control of ArQule and ending one (1) year following such change of control, then in addition to the severance benefits described above, any then-unvested stock options will become immediately exercisable without regard to the original vesting schedule and any Shares of restricted stock previously granted shall immediately be free and clear of any restrictions.
Employment Agreement with Peter S. Lawrence
Mr. Lawrence’s employment agreement, as amended, provides for a term of employment until March 31, 2022. If Mr. Lawrence’s employment is terminated by ArQule without cause or as a result of a “deemed termination without cause” (as defined in the employment agreement), disability or death, then he is entitled, subject to the execution of a general release of claims, to a lump sum severance amount equal to twelve (12) months’ base salary as of the date of termination, plus the average of the annual performance bonuses that he received in the preceding two (2) years. In addition, ArQule will pay, for the twelve (12)-month period following the date of termination, the cost of continuing the health and certain other employee benefits that Mr. Lawrence is entitled to receive under his employment agreement at the level in effect as of the termination date. The employment agreement further provides that, if ArQule terminates (or is deemed to terminate) Mr. Lawrence’s employment with ArQule without cause within the period commencing three (3) months prior to a change of control of ArQule and ending one (1) year following such change of control, then in addition to the severance benefits described above, any then unvested options held by Mr. Lawrence will become immediately exercisable and any Shares of restricted stock previously granted shall immediately be free and clear of any restrictions.
Employment Agreement with Brian Schwartz
Dr. Schwartz’s employment agreement provides for a term of employment until March 31, 2022. If Dr. Schwartz’s employment is terminated by ArQule without cause, or as a result of a “deemed termination without cause” (as defined in the employment agreement), disability or death, then he is entitled, subject to the execution of a general release of claims, to a severance amount equal to twelve (12) months’ base salary as of the date of termination, plus the average of the annual performance bonuses that he received in the preceding two (2) years. This amount will be paid in substantially equal installments according to ArQule’s normal payroll schedule during the twelve-month period following termination. In addition, ArQule will pay, for the twelve (12)-month period following the date of termination, the cost of continuing certain benefits that Dr. Schwartz is entitled to receive under his employment agreement at the level in effect as of the termination date. The employment agreement further provides that, if ArQule terminates (or is deemed to terminate) Dr. Schwartz’s employment with ArQule without cause within the period commencing three (3) months prior to a change of control of ArQule and ending one (1) year following such change of control, then in addition to the severance benefits described above, any then unvested stock options will become immediately exercisable without regard to the original vesting schedule and any Shares of restricted stock previously granted shall immediately be free and clear of any restrictions.
Letter Agreement with Dr. Marc Schegerin
On April 11, 2019, ArQule entered into a letter agreement with Dr. Schegerin upon his appointment as ArQule’s Chief Financial Officer. The letter agreement provides that if ArQule terminates (or is deemed to terminate) Dr. Schegerin’s employment with ArQule without cause during the period commencing three (3) months prior to and ending one (1) year following a change of control of ArQule, then subject to execution of a general release of claims, Dr. Schegerin will be entitled to receive (a) a lump sum payment equal to twelve (12) months’ base salary as of the date of termination, plus the average of the annual performance bonuses that he received in the preceding two (2) years (with performance deemed met at the target level for any year in the two (2) year period in which he did not receive a bonus solely due to having not been employed at such time); and (b) any then unvested stock options will become immediately exercisable without regard to the original vesting schedule and any Shares of restricted stock previously granted shall immediately be free and clear of any restrictions. In addition, pursuant to the Merger Agreement, upon a qualifying termination occurring after the Closing (as defined in the Merger Agreement) of the Merger, Dr. Schegerin will participate in Parent’s general severance plan and, in addition to the payments and benefits described above under his letter agreement, would be entitled to continuation of his then-current medical, dental and life insurance benefits for a minimum period of six (6) months plus certain outplacement services.
Under the Executive Employment Arrangements, a “deemed termination” generally includes a resignation of employment by the executive following (a) a diminution in base salary (other than in connection with an ArQule-wide decrease affecting similarly-situated employees); (b) a material diminution in authority, duties or title without cause (a “substantial reduction or diminishment in responsibilities or title without cause” for Mr. Lawrence and Dr. Schegerin; a “diminution in authority, duties or responsibilities without cause” for Dr. Schwartz); (c) a relocation of the executive’s place of employment by more than fifty miles; or (d) a material breach of the employment agreement or letter agreement, as applicable, by ArQule. In addition, for Mr. Lawrence and Dr. Schegerin, a “deemed termination” includes the failure of any successor to ArQule to assume the obligations of the applicable Executive Employment Arrangement. In addition, for Mr. Pucci, following a change of control of ArQule (as defined in Mr. Pucci’s employment agreement), clause (b) above includes, but is not limited to, the following: (i) a reduction of the scope of the functions reporting to Mr. Pucci, which consists of research and development, operations, finance, and human resources, provided that it shall not be a material diminution of Mr. Pucci’s duties if additional functions are assigned to report to Mr. Pucci but then are subsequently removed; (ii) Mr. Pucci’s inability to have direct responsibility for ArQule’s fully-integrated profit and loss statement (whether as a standalone entity or as a division or other business unit of some other acquiring entity); or (iii) the exclusion from, or failure to appoint Mr. Pucci to, the board of directors, or the executive committee, management committee or equivalent corporate managerial body of senior executives, of the acquiring company following the change of control.
The Executive Employment Arrangements provide for post-employment non-competition and non-solicitation of employees and customers restrictions, with restricted periods that extend one (1) year post-employment for Dr. Schwartz and two (2) years post-employment for Mr. Pucci. Mr. Lawrence’s employment agreement and Dr. Schegerin’s letter agreement do not provide for similar restrictions, however, Dr. Schegerin is party to ArQule’s form Employee Non-Disclosure and Inventions Agreement, which provides for one (1) year post-employment non-competition and non-solicitation of employees and customers restrictions. In addition, in connection with the execution of the Merger Agreement on December 6, 2019, in consideration for the treatment of bonuses for 2019 and receipt of the Merger Consideration in respect of Shares and In the Money Options, Messrs. Pucci and Lawrence entered into ArQule’s form Employee Non-Disclosure, Inventions Assignment, Non-Competition and Non-Solicitation Agreement, providing for non-competition and non-solicitation of employees and customers restrictions that are in effect from December 6, 2019 until one (1) year after the Closing Date (as defined in the Merger Agreement).
ArQule’s executive officers are not entitled to any gross-up or other tax reimbursement payment under the Executive Employment Arrangements or otherwise.
Quantification of payment and benefits that ArQule’s named executive officers would be entitled to upon a qualifying termination following a change of control is set forth under “Item 8. Additional Information — Golden Parachute Compensation” which is incorporated herein by reference. In respect of Dr. Schegerin, assuming that (i) the Effective Time occurs on December 11, 2019 (which is the assumed date solely for purposes of this disclosure); and (ii) Dr. Schegerin experiences a qualifying termination of employment at the Effective Time, he would be entitled to receive an aggregate cash severance amount equal to $545,001.00.
2019 Annual Bonus Payments
The Merger Agreement provides that ArQule may pay all ArQule employees who participate in ArQule’s annual cash bonus program, including its executive officers, an annual cash bonus in respect of 2019 based on deemed achievement of the applicable performance criteria at 150% of the target level, less any required withholding taxes, which may be paid prior to December 31, 2019. It is currently estimated that performance for 2019 annual bonuses will be achieved at 126% of the target level. Quantification of the 2019 annual bonus payments equal to 24% of the target level (i.e., the excess of the 150% payout level over the 126% performance achievement level) that ArQule’s named executive officers will receive in connection with the Merger is set forth under “Item 8. Additional Information — Golden Parachute Compensation” which is incorporated herein by reference. In respect of Dr. Schegerin, the 2019 annual bonus payment equal to 24% of his target level bonus will be equal to $38,938.00.
Cash Retention Pool
In connection with entry into the Merger Agreement, ArQule may establish a cash retention pool for select employees of ArQule (other than Messrs. Pucci and Lawrence and Drs. Schegerin and Schwartz) and make cash retention awards up to an aggregate of  $1 million. Such awards will vest upon the Closing and pay out not later than two (2) business days after the Closing. As of the date of this Schedule 14D-9, no awards have been granted under the cash retention pool.
Parent Post-Effective Time Covenants
Pursuant to the Merger Agreement, Parent has agreed that for a period of one (1) year following the Closing Date (the “Continuation Period”), each employee of ArQule who continues to be employed with Parent (including the Surviving Corporation) during the Continuation Period (each, a “Continuing Employee”) will be provided with (i) the base salary or hourly wages that is no less than that provided to such Continuing Employee immediately prior to the Closing; (ii) annual cash bonus opportunities that are no less favorable, in the aggregate, than those provided to the Continuing Employee immediately prior to the Closing; and (iii) employee benefits (excluding any equity, equity-based, change in control or severance benefits) that are no less favorable in the aggregate than either (in the discretion of Parent) (A) the employee benefits provided to such Continuing Employee immediately prior to the Closing, or (B) the employee benefits provided to similarly-situated new hire employees of Parent and its affiliates; provided that, in any event, such employee benefits will be no less favorable than the employee benefits described in clause (A). In addition, Parent has agreed to provide each Continuing Employee, including each ArQule employee who is employed by ArQule immediately prior to the Closing, who experiences a termination of employment during the Continuation Period with severance pay and benefits pursuant to Parent’s severance plan, with service with ArQule credited for purposes of benefits under the plan and a minimum severance pay equal to twenty-six (26) weeks of base compensation in addition to medical benefits continuation and outplacement services.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established. Any such arrangements with ArQule’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Closing (as defined in the Merger Agreement), ArQule (acting through the compensation committee of the ArQule Board (the “Compensation Committee”)) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (a) each equity incentive plan of ArQule, other than the ESPP; (b) the treatment of stock options of ArQule in accordance with the terms set forth in the Merger Agreement, the applicable equity incentive plan and any applicable employee benefit plans of ArQule; and (c) each other employee benefit plan that provides compensation or benefits in connection with the transactions contemplated by the Merger Agreement, in each case, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Director Compensation
In 2019, cash compensation to the non-employee members of the ArQule Board consisted of the following annual retainers:
Board Retainer	$25,000.00
Chair Retainer
Chairman of the Board	$20,000.00
Chairman of the Audit Committee	$15,000.00
Chairman of the Compensation Committee	$15,000.00
Chairman of the Science Committee	$20,000.00
Non-employee directors also receive the following daily fees for attending each ArQule Board and/or committee meeting:
Committee Member Retainer
ArQule Board	$2,000.00
Audit Committee	$1,250.00
Compensation Committee	$1,250.00
Science Committee	$2,500.00
In addition, as of March 12, 2019, under ArQule’s non-employee director compensation program, ArQule also makes an initial stock option grant of 60,000 Shares to each non-employee director upon his or her election to the ArQule Board, an annual stock option grant of 40,000 Shares to the non-employee members of the ArQule Board (50,000 Shares to the Chairman of the ArQule Board) and an initial stock option grant of 50,000 Shares to the Chairman upon his or her appointment as Chairman of the ArQule Board . In March 2019, ArQule amended the equity portion of its non-employee director compensation program. The foregoing equity awards are subject to accelerated vesting and cancellation, and exchange for cash consideration, as provided by the Merger Agreement and as described in more detail in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between ArQule and its Executive Officers, Directors and Affiliates — Treatment of Equity Awards in the Transactions.”
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
ArQule’s restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, ArQule’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•
for any breach of the director’s duty of loyalty to ArQule or its stockholders;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper personal benefit.

In addition, ArQule’s restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of ArQule’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.
ArQule’s amended and restated bylaws also provide that ArQule will indemnify its directors and officers to the fullest extent permitted by Delaware law.
The Merger Agreement provides for indemnification (including advancement of expenses) in favor of ArQule’s current and former directors and officers with respect to acts or omissions taken or not taken at the request of ArQule occurring on or prior to the Effective Time. Specifically, Parent has agreed that all rights and obligations to indemnification (including advancement of expenses) existing as of the date of the Merger Agreement and as provided in ArQule’s governing documents in favor of each person who is as of the date of the Merger Agreement, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of ArQule (each, an “Indemnified Party”) with respect to all matters occurring prior to or at the Effective Time will be fulfilled and honored for a period of six (6) years from the Effective Time.
In addition, during the period commencing at the Effective Time and for a period of six (6) years from the Effective Time, Parent has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will), to the fullest extent permitted under law, indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, costs, fees, expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) in connection with or arising in whole or in part out of actions, omissions, suits or other proceedings (whether civil or criminal, and including any proceeding before any administrative or legislative body) in which the Indemnified Party may be involved or with which her or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Proceeding”) by reason of the Indemnified Party’s being or having been a director or officer of ArQule at, or at any time prior to, the Effective Time or in connection with any action taken or not taken by the Indemnified Party at the request of ArQule at, or at any time prior to, the Effective Time (including any Indemnified Proceeding relating in whole or in part to the Transactions or relating to the enforcement of the foregoing or any other indemnification or advancement right of any Indemnified Party).

Parent and the Surviving Corporation have agreed to maintain in effect from the Effective Time until the sixth (6th) anniversary of the date of the Closing Date the officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering the persons covered by ArQule’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement on terms with respect to coverage and amount no less favorable than those policies in effect on the date of the Merger Agreement; however, the Surviving Corporation will not be obligated to pay an amount per year in excess of 300% of the annual premium payable by ArQule for the coverage year in effect as of the date of the Merger Agreement (the “Maximum Amount”), and if such premiums for such insurance would at any time exceed the Maximum Amount, the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. In lieu of the foregoing, ArQule at its election may obtain “tail” or “runoff” policies, which policies provide persons covered by ArQule’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement with coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred on or before the Effective Time including in respect of the Transactions, provided that the amount paid for such prepaid policies does not exceed the Maximum Amount. If ArQule obtains a prepaid policy prior to the Effective Time as described in the preceding sentence, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.
The rights to indemnification (including advancement of expenses) above are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The foregoing obligations of Parent and the Surviving Corporation will survive the consummation of the Offer and the Merger and will not be terminated or modified in a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.
Section 16 Matters
Pursuant to the Merger Agreement, prior to the Effective Time, ArQule and the ArQule Board will take all such steps as may be required to cause any dispositions of equity securities of ArQule (including derivative securities) in connection with the Merger Agreement by each director or officer of ArQule who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ArQule’s equity securities, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the ArQule Board
At a meeting of the ArQule Board held on December 6, 2019, the ArQule Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement.
Accordingly, and for other reasons described in more detail below, the ArQule Board unanimously recommends that ArQule’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A joint press release, dated December 9, 2019, issued by ArQule and Parent announcing the Offer, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
ArQule regularly meets and engages in discussions with other biotechnology and pharmaceutical companies in the ordinary course of business regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other transactions with respect to its product candidates.

During these interactions in 2018 and 2019, ArQule entered into confidentiality agreements with nine parties that expressed an interest in a co-development and profit-sharing partnership or other transaction for its key product candidate, ARQ 531, and eleven parties that expressed an interest in ArQule’s other product candidates. None of these confidentiality agreements entered into by ArQule contained standstills. The ArQule Board received periodic updates from ArQule’s management regarding these meetings. In addition, during investor conference calls during 2018 and 2019, ArQule’s senior management confirmed on several occasions that ArQule was open to exploring a co-development and profit-sharing partnership for ARQ 531 (in addition to its other programs) if available on terms that were attractive to ArQule.
Of the nine parties initially expressing an interest in ARQ 531 that entered into a confidentiality agreement, six parties (including Parent) requested and were provided access to a due diligence data room and received confidential information to evaluate a potential a co-development and profit-sharing partnership for ARQ 531. Of the eleven parties that expressed an interest in ArQule’s other product candidates, only one requested information concerning ARQ 531 and none of the eleven parties expressed any interest in pursuing an acquisition of ArQule.
Of the six parties (including Parent) who received confidential information in 2018 and 2019 to evaluate a potential a co-development and profit-sharing partnership for ARQ 531:
•
Two parties did not progress to the stage of proposing any form of partnership or other transaction;

•
One party was negotiating a definitive co-development and profit-sharing agreement for ARQ 531 with ArQule throughout the latter half of 2018, before informing ArQule at the JP Morgan Healthcare Conference in January 2019 that, due to such party’s anticipated transaction with another industry participant, it could no longer proceed with the transaction;

•
One party proposed initial co-development and profit-sharing terms for ARQ 531 during early 2019 that were not viewed as attractive economic terms by the ArQule Board given the strategic and commercial potential of ARQ 531, and this party did not continue to meaningfully engage after ArQule made a counterproposal; and

•
One party initially met with ArQule at the JP Morgan Healthcare Conference in January 2019, later expressed an interest in acquiring ArQule, conducted additional meetings among management and performed due diligence, but this party ceased to engage meaningfully during the summer of 2019 after an anticipated transaction with another industry participant.

On October 18, 2018, ArQule and Centerview Partners LLC (“Centerview”) executed an engagement letter in connection with the exploration of a possible strategic transaction, as ArQule was then engaged in discussions with a party proposing co-development and profit-sharing terms for ARQ 531 as described above.
On January 15, 2019, the ArQule Board held a meeting at which, among other matters, members of management provided an update on meetings with various industry participants held at the 2019 JP Morgan Healthcare Conference, and representatives of Centerview discussed with the directors information regarding the market outlook and potential strategies for the Company in the event of a third party showing a strategic interest in the business. The ArQule Board instructed management to continue to explore potential business-development transactions.
On June 27, 2019, representatives of ArQule spoke with representatives of Parent by telephone regarding a potential co-development and profit-sharing partnership for ARQ 531, following an introduction coordinated by a director of ArQule. Additional conversations with representatives of Parent occurred throughout the summer of 2019.
On August 21, 2019, ArQule and Parent executed a confidential disclosure agreement (the “CDA”) for the purpose of exploring a potential co-development and profit-sharing partnership for ARQ 531. Parent began conducting preliminary due diligence on clinical, safety and regulatory data on ARQ 531 subject to the CDA.

At a meeting held on November 19, 2019, among other matters, the ArQule Board discussed the status of interactions with Parent regarding a potential co-development and profit-sharing partnership for ARQ 531. At such time, no other third party was actively engaged in pursuing such a transaction with respect to ARQ 531, notwithstanding the fact that ArQule had publicly announced that it would release the final results of its Phase 1, dose escalation study evaluating ARQ 531 in patients with relapsed or refractory B-cell lymphoid malignancies at the Annual Hematology Conference scheduled for December 7 through December 10, 2019 (the “ASH Conference”). At this meeting, Peter Lawrence, the President and Chief Operating Officer, informed the ArQule Board that he had an upcoming meeting with representatives of Parent scheduled for the purpose of discussing a potential partnership.
During the partnership discussions regarding ARQ 531 on November 20, 2019, representatives of Parent indicated to executives of ArQule, including Mr. Lawrence, that Parent might like to have greater control of ARQ 531 than was being offered pursuant to the potential co-development and profit-sharing terms. Mr. Lawrence indicated that any broader scope transaction would need to be discussed with the ArQule Board.
Later that day, representatives of Parent spoke with Paolo Pucci, ArQule’s Chief Executive Officer, and Mr. Lawrence, and reiterated Parent’s interest in a broader scope transaction that would afford Parent greater control of ARQ 531.
Following conversations between Mr. Pucci, Mr. Lawrence and members of the ArQule Board as to Parent’s request to explore a broader scope transaction that would afford Parent greater control of ARQ 531, on November 25, 2019, ArQule and Parent amended the CDA (the “Amended and Restated CDA”) to expand the information covered under the agreement to include additional information and data related to ArQule’s business and its clinical pipeline in addition to ARQ 531. The Amended and Restated CDA also contained a standstill provision. From November 25, 2019 through the execution of the Merger Agreement, representatives of Parent reviewed the information provided by ArQule and engaged in discussions with ArQule’s senior management regarding ARQ 531 and ArQule’s other product candidates.
On November 29, 2019, Mr. Pucci and Mr. Lawrence spoke with representatives of Parent, who expressed Parent’s interest in acquiring all of the outstanding stock of ArQule in lieu of the previously discussed co-development and profit-sharing partnership.
On November 29, 2019, Parent submitted an initial written offer to acquire ArQule for $15.75 per share in cash (the “November 29 Proposal”). The November 29 Proposal stated that Parent expected to conclude due diligence in one week, and Parent’s representatives expressed a desire to announce a transaction no later than December 9, 2019. In addition, Parent’s representatives conveyed a request that ArQule pursue a transaction exclusively with Parent during this period.
On November 29, 2019, the directors comprising the pricing committee of the ArQule Board, which committee was previously constituted in 2019 for the purpose of facilitating a capital raising transaction and discussing other potential transactions, met with members of management and representatives of Centerview and received an update on the November 29 Proposal.
On November 30, 2019, the ArQule Board met by teleconference, together with members of management and representatives from Centerview and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to ArQule (“Skadden”). Mr. Pucci discussed the background of the November 29 Proposal from Parent and prior interactions with other counterparties expressing interest in ArQule or a potential co-development and profit-sharing transaction related to ARQ 531. Representatives from Skadden discussed the fiduciary duties of directors under Delaware law in the context of the November 29 Proposal. Representatives from Centerview then provided the ArQule Board with a summary of the November 29 Proposal. The ArQule Board discussed the desirability of pursuing such a transaction and related strategic considerations, including the need for management to prepare projections with respect to ArQule’s business for review by the ArQule Board, the possibility of obtaining a further improved proposal from Parent and the risks of contacting other potential counterparties to further assess interest. The ArQule Board authorized Centerview to communicate to Parent the need to substantially improve its offer and instructed management to prepare projections for review by the ArQule Board.
On November 30, 2019, with the ArQule Board’s prior authorization, a representative of Centerview communicated to a representative of Parent the need for Parent to substantially improve its offer. In response, the representative of Parent asked that Centerview provide additional clarity regarding the request to improve the offer and reiterated Parent’s desire to announce a transaction no later than December 9, 2019 and Parent’s request for exclusivity.
On December 1, 2019, the ArQule Board held a meeting by teleconference, which was also attended by members of management and representatives from Centerview and Skadden, to further discuss the November 29 Proposal. Prior to representatives of Centerview joining the meeting, representatives of Skadden reviewed with the ArQule Board Centerview’s relationship disclosures for Parent, which relationships are summarized below in this Schedule 14D-9 (see “— Opinion of ArQule’s Financial Advisor — Opinion of Centerview Partners LLC”), as well as the fact that a senior member of the Centerview deal team for ArQule was part of the team engaged by Parent on matters unrelated to ArQule (which fact was known to senior management of ArQule and the ArQule Board promptly after the initial discussions between ArQule and Parent commenced on June 27, 2019 as described above), and the ArQule Board determined that such relationships did not interfere with Centerview’s ability to provide financial advisory services to ArQule. The ArQule Board reviewed the long-term financial forecast prepared by management, which forecast is included in this Schedule 14D-9 as the Management Projections (“—Certain Financial Projections”) and discussed its underlying assumptions. Representatives of Centerview then presented preliminary financial analyses with respect to the November 29 Proposal utilizing the Management Projections reviewed with the ArQule Board. Representatives of Centerview also provided the ArQule Board with an update on its interactions with Parent since the November 30, 2019 ArQule Board meeting. The ArQule Board then discussed the desirability of further pursuing a potential transaction with Parent, taking into consideration ArQule’s prospects and risks as a standalone company, the need for additional future financing in order to pursue the development and commercialization of ArQule’s product candidates and the resulting dilution to existing stockholders, the fact that none of the other parties with whom members of management had interacted with regarding a potential co-development and profit-sharing partnership or other strategic transaction remained actively engaged at such time (as well as the fact that any co-development and profit-sharing partnership terms proposed by such parties in the past were not viewed by the ArQule Board as attractive given its view of the strategic and commercial potential of ARQ 531), the fact that Parent had expressed it was no longer interested in pursuing a co-development and profit-sharing partnership involving ARQ 531 and was only interested in an acquisition of ArQule, and the attractiveness of a potential transaction with ArQule on improved financial terms relative to the November 29 Proposal. The ArQule Board discussed with the representatives of Centerview strategies to improve the value of the November 29 Proposal. The ArQule Board also discussed the request from Parent to announce a transaction no later than December 9, 2019 and the request for exclusivity, and the risks of contacting additional parties during this period, in particular given the possibility of leaks. Following extensive discussion, the ArQule Board authorized Centerview to deliver a counteroffer of  $20.00 per share in cash and to agree to Parent’s request to work toward announcing a transaction no later than December 9, 2019.
Later that same day, a representative of Centerview delivered the counteroffer to Parent on the terms authorized by the ArQule Board (the “December 1 Counteroffer”). The December 1 Counteroffer proposed an increase of Parent’s offer to $20.00 per share in cash. Parent’s representative responded by proposing to increase its offer to $19.00 per share in cash. The representative of Centerview stated that the ArQule Board had authorized engaging with Parent in further due diligence with the goal of completing in one week and announcing a transaction no later than December 9, 2019 as requested by Parent, only if Parent’s offer was increased to $20.00 per share. If Parent was unwilling to increase its offer to $20.00 per share, the representative of Centerview stated that this would need to be discussed with the ArQule Board. The representative of Parent then confirmed that Parent was willing to increase its November 29 Proposal to $20.00 per share in cash if the parties worked to announce a transaction no later than December 9, 2019. While ArQule did not enter into an exclusivity agreement with Parent as requested by Parent in connection with the November 29 Proposal, the ArQule Board did not direct management or Centerview to contact additional parties prior to the ASH Conference given the history of prior interactions with potential counterparties concerning a co-development and profit-sharing partnership for ARQ 531, the risk of leaks and the potential adverse impact on Parent’s interest in pursuing a transaction, the risk of distraction to management during the short time frame requested by Parent as part of its offer, and the expectation that the definitive agreement for an acquisition by Parent would contain customary “fiduciary out” provisions.

In addition, later that same day, the Compensation Committee of the ArQule Board held a meeting by teleconference, attended by select members of management, representatives of Skadden and the firm that was acting as an outside compensation consultant to the Compensation Committee, for the purpose of discussing potential compensation actions in order to incentivize and align the interests of management and the rest of the ArQule’s employees with the interests of stockholders in the completion of the proposed transaction with Parent. The Compensation Committee requested additional information from its outside compensation consultant in order to review and evaluate potential compensation actions that ArQule could propose to Parent, and this information was reviewed by the Compensation Committee over the course of subsequent meetings.
On December 1, 2019, ArQule granted Parent and its advisors access to an expanded virtual data room to enable Parent to complete its due diligence investigation of ArQule. In addition to its review of the data room, during the week of December 2, Parent and its advisors participated in several calls and site visits with senior management and representatives of ArQule as part of its due diligence investigation. Parent and its advisors continued to perform due diligence through the execution of the Merger Agreement.
On December 2, 2019, Covington & Burling LLP, counsel to Parent (“Covington”), sent an initial draft of the Merger Agreement to Skadden, which contemplated tender and support agreements from the directors and executive officers of ArQule and their respective affiliates.
During the period from December 2 until December 6, 2019, Skadden and Covington conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated certain terms, including the amount of the termination fee to be paid by ArQule in the event that ArQule terminated the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) and in certain other circumstances, the ability of the ArQule Board to change its recommendation under various circumstances, the conditions to Parent’s obligations to complete the transaction, the obligations of Parent to extend the tender offer in order to permit the satisfaction of conditions, and the efforts required on the part of Parent to obtain regulatory approvals for the transaction.
On December 4, 2019, the Compensation Committee held a meeting by teleconference, attended by selected members of management, representatives of Skadden and the firm that was acting as an outside compensation consultant to the Compensation Committee, for the purpose of further discussing compensation proposals in order to incentivize and align the interests of management and the rest of ArQule’s employees with the interests of stockholders in the completion of the proposed transaction with Parent. During the period from December 4 until December 6, 2019, ArQule and its representatives engaged in discussions with Parent and its representatives as to merger-related compensation and benefits items, including treatment of 2019 annual bonuses, potential severance and retention programs and related potential tax consequences for participants, in each case based on input and authorization received from the Compensation Committee. The impact with respect to executive officers and directors from these elements of the Transactions are described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between ArQule and its Executive Officers, Directors and Affiliates”.
On December 6, 2019, the ArQule Board held a meeting by teleconference, attended by members of management and representatives from Centerview and Skadden. Representatives of Skadden reviewed with the ArQule Board the material terms of the Merger Agreement. In addition, representatives of Skadden discussed amendments to ArQule’s bylaws for the purpose of adopting a Delaware exclusive forum selection provision and to clarify the existing requirement under ArQule’s bylaws as to advancement of expenses for directors and officers. Following such discussion, representatives of Centerview reviewed with the ArQule Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the ArQule Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of ArQule’s Financial Advisor — Opinion of Centerview Partners LLC”.
After further discussing potential reasons for and against the proposed transaction, including the ArQule Board’s analysis of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives (see below under the heading “— Reasons for Recommendation”), the ArQule Board unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer. In addition, the ArQule Board adopted the proposed amendments to ArQule’s bylaws.
Following the ArQule Board meeting, ArQule, Parent and Purchaser executed and delivered the Merger Agreement and the directors and executive officers or ArQule and their respective affiliates delivered the tender and support agreements with Parent and Purchaser. The parties agreed to publicly announce the transaction on the morning of December 9, 2019.
Before the opening of trading on Nasdaq on December 9, 2019, ArQule and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of ArQule at a price of  $20.00 per share in cash, and ArQule filed a current report on Form 8-K.
On December 17, 2019, Purchaser commenced the Offer and ArQule filed this Schedule 14D-9.
Reasons for the Recommendation
The ArQule Board, at a meeting held on December 6, 2019, unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, ArQule and its stockholders; (ii) declared that it is advisable for ArQule to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by ArQule of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that ArQule’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer were authorized to execute and deliver the Merger Agreement. The ArQule Board consulted with the members of ArQule’s senior management and representatives from Centerview and Skadden at various times, and considered a number of reasons, including the following nonexhaustive list of material reasons (not in any relative order of importance) that the ArQule Board believes support its unanimous determination and recommendation:
•
Business, Financial Condition and Prospects.   The ArQule Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects, as well as the long-range plan of ArQule and the execution risks associated with the development, regulatory approval and commercialization of ArQule’s product portfolio. The ArQule Board weighed the certainty of realizing a payment of  $20.00 per Share in cash in the Offer and the Merger compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risk and uncertainty associated with ArQule and its business (including the risk factors set forth in ArQule’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and subsequent quarterly reports on Form 10-Q). These risks included the risks related to potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for ArQule’s product candidates, the risks related to effectively commercializing ArQule’s product candidates in the U.S. and elsewhere in the world and the risks related to seeking additional funding in the near term in order to finance commercialization and development costs for ArQule’s product candidates.

•
Implied Premium.   The ArQule Board considered the fact that the Offer Price and Merger Consideration represent an approximately 110% premium over ArQule’s closing share price on December 5, 2019, the last trading day before the ArQule Board’s approval of the Transactions, and an approximately 138% premium over ArQule’s thirty (30) day VWAP.

•
Cash Consideration; Certainty of Value.   The ArQule Board considered the fact that the Merger Consideration payable to ArQule’s stockholders in the Offer and the Merger will consist entirely of cash, which provides ArQule stockholders with immediate liquidity and certainty of value. The ArQule Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with ArQule’s stand-alone strategy.
•
Product Development and Regulatory Risks.   The ArQule Board considered the risks inherent in the development of products for oncology and other diseases; the risks related to designing, conducting and compiling data from clinical trials; the risks related to seeking approval for marketing from the FDA and other regulatory authorities; and other factors affecting the revenues and profitability of biotechnology products generally.

•
Product Launch and Commercialization Risks.   The ArQule Board considered the significant risks and considerable costs associated with a successful launch and commercialization by ArQule of its product candidates due, in part, to ArQule’s lack of any global sales or marketing infrastructure or capabilities.

•
Negotiation Process.   The ArQule Board considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by ArQule with the knowledge and at the direction of the ArQule Board and with the assistance of independent financial and legal advisors. The ArQule Board also considered the enhancements that ArQule and its advisors were able to obtain as a result of negotiations with Parent, including the increase in Parent’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

•
Existing Resources.   The ArQule Board considered the fact that ArQule will require substantial additional capital in order to complete the remaining clinical development and commercialization for its product candidates and initiate additional studies for its product candidates, as well as fund its other ongoing operations. The ArQule Board also took into consideration that, while ArQule may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to ArQule’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

•
Potentially Interested Counterparties.   The ArQule Board considered the activities conducted by ArQule in 2018 and 2019, with the advice of representatives of Centerview, to identify and contact potential counterparties for a co-development and profit sharing partnership for its key product candidate, ARQ 531 and the opportunity of such potential counterparties to have expressed interest in a broader strategic transaction such as the Offer and the Merger. In particular, the ArQule Board considered the likelihood that any such parties would engage in a transaction with ArQule on the same or a similar timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The ArQule Board considered, after discussions with representatives of Centerview and ArQule’s management, that (i)  during investor conference calls during 2018 and 2019, ArQule’s senior management confirmed on several occasions that ArQule was open to exploring a co-development and profit sharing partnership for ARQ 531 (in addition to its other programs) if available on terms that were attractive to ArQule; (ii) ArQule had publicly announced that it would release the final results of its Phase 1, dose escalation study evaluation ARQ 531 in patients with relapsed or refractory B-cell lymphoid malignancies at the ASH Conference; (iii) ArQule had previously entered into confidentiality agreements with nine parties that expressed an interest in a co-development and profit sharing partnership or other transaction for ARQ 531 throughout 2018 and 2019, and that at the time of Parent’s November 29, 2019 Proposal, no other third party was actively engaged in pursuing such an arrangement for ARQ 531; (iv) ArQule’s management had separately met or interacted with other potential counterparties and that such potential counterparties had not approached ArQule to inquire about a strategic transaction comparable to the terms of the Merger Agreement; (v) a broader outreach to other strategic counterparties could delay a potential transaction and cause significant disruption to ArQule, putting at risk a transaction with Parent at the price and terms negotiated (including that Parent consistently requested that the parties target an announcement before December 9, 2019); and (vi) in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to ArQule and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Parent and ArQule having entered into the Merger Agreement due to its customary “fiduciary out” provisions.
•
Strategic Alternatives.   The ArQule Board considered, after discussions with representatives of Centerview and ArQule’s management, the possible alternatives to the Offer and the Merger, including the possibility of ArQule’s remaining a stand-alone company. In particular, the ArQule Board considered, among others, the risks and costs associated with (i) designing and conducting future clinical trials for its product candidates and seeking and obtaining regulatory approvals for such product candidates, and (ii) expanding its commercial infrastructure and launching and marketing its product candidates in the U.S. and other markets.

•
Industry and Economy.   The ArQule Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within ArQule’s industry in particular.

•
Certain Management Projections.   The ArQule Board considered certain forecasts for ArQule prepared by members of its senior management, which reflected an application of various assumptions of ArQule’s management with respect to its product candidates. For further discussion, see “— Certain Financial Projections.”

•
Centerview’s Fairness Opinion and Related Analysis.   The ArQule Board considered the oral opinion of Centerview, rendered to the ArQule Board on December 6, 2019, which was subsequently confirmed by delivery of a written opinion to the ArQule Board dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration proposed to be paid to holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “—Opinion of ArQule’s Financial Advisor.”

•
Speed and Likelihood of Consummation.   The ArQule Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by ArQule’s stockholders) enables ArQule’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The ArQule Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•
the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•
the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of ArQule;

•
the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•
the fact that certain stockholders, including all of ArQule’s directors and executive officers, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Support Agreement, to tender their Shares, representing approximately 8% of outstanding Shares as of December 5, 2019, into the Offer;

•
the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act, as further described in “Item 8. Additional Information —  Regulatory Approvals”;

•
the business reputation, capabilities and financial condition of Parent, and the ArQule Board’s perception that Parent is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•
the availability of the remedy of specific performance to ArQule under the Merger Agreement in the event of breaches by Parent or Purchaser.

•
Other Terms of the Merger Agreement.   The ArQule Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “— The Merger Agreement; Other Agreements — Merger Agreement”. Certain provisions of the Merger Agreement that the ArQule Board considered important included:

•
Ability to Respond to Unsolicited Acquisition Proposals.   At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, and if prior to taking such actions the ArQule Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), then ArQule and its representatives may enter into a confidentiality agreement with the third party and furnish information with respect to ArQule and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements —The Merger Agreement —No Solicitation”).

•
Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal.   Prior to the Effective Time, the ArQule Board may effect a Company Adverse Recommendation Change (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into a Specified Agreement (as defined in the Merger Agreement), provided that ArQule has taken certain specified steps as required by the Merger Agreement, including that the ArQule Board determines in good faith after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that the failure to make a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties to ArQule’s stockholders under applicable legal requirements; ArQule has given Parent written notice of the ArQule Board’s intention to make a Company Adverse Recommendation Change or terminate the Merger Agreement to enter into a Specified Agreement no earlier than five (5) business days after Parent receives such notice; that ArQule has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent so that the Acquisition Proposal (as defined in the Merger Agreement) would no longer constitute a Superior Proposal; and that ArQule is ArQule is not in breach in any material respect with its non-solicitation obligations with respect to the Superior Proposal or Acquisition Proposal. ArQule’s ability to terminate the Merger Agreement is subject to ArQule’s payment to Parent of a termination fee of  $95,300,000.00 (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “— The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Recommendation Change”; “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).

•
Change of Recommendation in Response to an Intervening Event.   Prior to the Effective Time, the ArQule Board may effect a Company Adverse Recommendation Change with respect to an “intervening event”, provided that ArQule has taken certain specified steps as required by the Merger Agreement, including that the ArQule Board determines in good faith after consultation with ArQule’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to ArQule’s stockholders under applicable legal requirements; ArQule has given Parent written notice of the ArQule Board’s intention to make a Company Adverse Recommendation Change, including a description of the intervening event in reasonable detail, no earlier than five (5) business days after Parent receives such notice; and that ArQule has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent that would eliminate the requirement to make a Company Adverse Recommendation Change (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements — Merger Agreement — Company Adverse Recommendation Change”). An “intervening event” means any material fact, event, change, development or circumstance occurring or arising after the date of the Merger Agreement, that did not result from or arise out of the announcement or pendency of, or any actions required to be taken by ArQule (or to be refrained from being taken by ArQule) pursuant to, the Merger Agreement and that was neither known to, nor reasonably foreseeable by, the ArQule Board as of the date of the Merger Agreement, affecting the business, assets or operations of ArQule and not relating to any Acquisition Proposal, which material fact, event, change, development or circumstance becomes known to the ArQule Board after the date of the Merger Agreement and prior to the Acceptance Time (as defined in the Merger Agreement), other than (i) the receipt, existence of or terms of an Acquisition Proposal; (ii) any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof; (iii) changes, in and of itself, in the market price or trading volume of the Shares; or (iv) the fact that, in and of itself, ArQule exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings. Parent is entitled to terminate the Merger Agreement in the event that the ArQule Board changes its recommendation for any reason, in which event ArQule will have an obligation to pay to Parent a termination fee of  $95,300,000.00 (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).
•
Extension of the Offer.   Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however Purchaser is required to extend the Offer beyond the initial Expiration Date for: (i) the minimum period required by any applicable law, interpretation of the SEC or its staff or Nasdaq or its staff; (ii) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) one or more additional periods of not more than ten (10) business days each, at the request of ArQule, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the Outside Date, and provided further that Purchaser shall not be required to extend the Offer beyond the Expiration Date on more than three (3) occasions, not to exceed an aggregate of thirty (30) business days (provided that each such extension will be ten (10) business days unless ArQule agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

•
Outside Date.   April 6, 2020, the termination date under the Merger Agreement on which either Parent or ArQule, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger and is subject to additional automatic extensions if certain antitrust consents and approvals have not been obtained.

•
Cooperation.   The Merger Agreement requires Parent to use its reasonable best efforts to consummate the Offer and the Merger.

•
Company Material Adverse Effect.   The scope of matters that are specifically excluded from consideration in determining whether a “Company Material Adverse Effect” has occurred is sufficient to protect ArQule’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any event generally affecting the industries in which ArQule operates, or the economy or financial or securities markets generally, to the extent such event does not disproportionately affect ArQule relative to other participants in the biotechnology or pharmaceutical industry, is excluded from the determination of whether a “Company Material Adverse Effect” has occurred.

•
Appraisal Rights.   Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The ArQule Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):
•
No Ongoing Equity Interest in ArQule.   The Offer and the Merger would preclude ArQule’s stockholders from having the opportunity to directly participate in the future performance of ArQule’s assets and any potential future appreciation of the value of the Shares. However, Parent is a public company and ArQule’s stockholders would have the choice to invest in Parent separately.

•
Inability to Solicit Takeover Proposals.   The Merger Agreement contains covenants prohibiting ArQule from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The ArQule Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the ArQule Board determines in good faith is a Superior Proposal (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, ArQule.

•
The Termination Fee.   ArQule may be required to pay the $95,300,000.00 termination fee if the Merger Agreement is terminated under certain circumstances, including by ArQule to accept a Superior Proposal (as defined in the Merger Agreement). The ArQule Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•
Effect of Announcement.   The potential effect of the public announcement of the transaction on ArQule’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•
Litigation Risk.   The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•
Interim Operating Covenants.   The Merger Agreement imposes restrictions on the conduct of ArQule’s business prior to the consummation of the Merger, requiring ArQule to conduct its business in the ordinary and usual course and consistent with past practice and refrain from taking specified actions. The ArQule Board considered that such restrictions may delay or prevent ArQule from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•
Risks That the Minimum Condition Might Not Be Satisfied.   The possibility that ArQule’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

•
Risks That the Merger Might Not Be Completed.   Although ArQule expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The ArQule Board considered the risks and costs to ArQule if the Offer is not completed or the Merger is not consummated, including the diversion of ArQule’s management and its employees’ attention; potential employee attrition; the potential effect on vendors, partners, licensees and others that do business with ArQule; and the potential effect on the trading price of the Shares.

•
Transaction Costs.   Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of ArQule’s management will be required, potentially resulting in disruptions to the operation of ArQule’s business.

•
Potential Conflicts of Interest.   The ArQule Board considered the potential conflict of interest created by the fact that ArQule’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Arrangements Between ArQule and its Executive Officers, Directors and Affiliates.”

•
Regulatory Approval and Risk of Pending Actions.   The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending or threatened legal proceeding by certain governmental bodies challenging or seeking to prohibit the Offer or the Merger or to impose certain restrictions or limitations relating to their conduct of business or ownership of assets.

•
Tax Treatment.   The fact that the gains realized by ArQule’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the ArQule Board is not intended to be exhaustive, but includes the material reasons considered by the ArQule Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the ArQule Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The ArQule Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the ArQule Board may have been influenced to a greater or lesser degree by different factors. The ArQule Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were substantially outweighed by the potential benefits of the Offer and the Merger.
Intent to Tender
To ArQule’s knowledge, after making reasonable inquiry, all of ArQule’s directors and executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
In addition, Parent and Purchaser have entered into the Support Agreement with the Tendering Stockholders, which include all of ArQule’s executive officers and directors, to tender all of their Shares subject to the Support Agreement. As of December 11, 2019, approximately 12.6% of the outstanding Shares beneficially owned, including Shares subject to stock options and warrants to purchase Shares, are subject to the Support Agreement.

Certain Financial Projections
While ArQule has from time to time provided limited full-year financial guidance to investors, which may have covered, among other items, liquidity and anticipated revenue and cash burn, ArQule’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to among other things the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent and other strategic alternatives, ArQule’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2020 through 2036, including product-level performance detail for fiscal years 2020 through 2036 (the “Management Projections”). The Management Projections were provided to the ArQule Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for ArQule. In addition, the Management Projections were provided to Centerview, ArQule’s financial advisor, and were relied upon by Centerview in connection with the rendering of Centerview’s fairness opinion to the ArQule Board and in performing the related financial analyses as described in “— Opinion of ArQule’s Financial Advisor” and were the only financial projections with respect to ArQule used by Centerview in performing such financial analyses. The Management Projections were not provided to Parent.
ArQule is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the ArQule Board purposes of considering and evaluating Parent’s proposal. ArQule makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to ArQule management at the time the Management Projections were created.
Cautionary Note About the Management Projections
The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond ArQule’s control. The Management Projections reflect numerous estimates and assumptions made by ArQule’s management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to ArQule’s product candidates, all of which are difficult to predict and many of which are beyond ArQule’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for ArQule’s product candidates. There can be no assurance of the approvals, or timing of such approvals, of ArQule’s product candidates, and it is possible that other therapeutic options will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, success of any collaboration partners to whom ArQule may outlicense product candidates, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation, and other risk factors described in ArQule’s annual report on Form 10-K for the fiscal year ended December 31, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by ArQule’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.
Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that ArQule will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that ArQule’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that ArQule may commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of ArQule’s product candidates.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections.   The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that ArQule or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither ArQule nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither ArQule nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. ArQule does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither ArQule nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of ArQule compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of ArQule’s clinical trials, the effectiveness or marketability of ArQule’s product candidates or the overall future performance of ArQule. The Management Projections were prepared based on ArQule’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.
The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by ArQule may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the ArQule Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
ARQULE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.
These financial projections were prepared in late November through early December 2019 by ArQule management based on their assumptions about ArQule’s continued operation as a stand-alone, publicly traded company, with respect to ARQ 531, Miransertib (also known as ARQ 092), ARQ 751 and for royalties and milestones expected from ArQule’s collaborations with Basilea Pharmaceutica AG and Sinovant Sciences Ltd. on the development and commercialization of Derazantinib (also known as ARQ 087). The projections were based on certain internal assumptions about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to ArQule’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections.
The Management Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of ArQule’s Financial Advisor” (and were the only financial projections with respect to ArQule used by Centerview in rendering such opinion).
Management Projections
(Amounts in Millions)
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Net Revenue	$1	$11	$71	$110	$244	$455	$686	$877	$982	$1,039	$1,128	$1,267	$1,445	$1,561	$1,710	$1,844	$395
Gross Profit	$1	$11	$70	$105	$234	$436	$659	$842	$942	$997	$1,083	$1,216	$1,387	$1,499	$1,642	$1,771	$380
Total R&D Expenses	$(80)	$(59)	$(76)	$(33)	$(33)	$(34)	$(35)	$(35)	$(28)	$(24)	$(24)	$(24)	$(25)	$(25)	$(26)	$(12)	$(5)
Total S&M Expenses	—	$(3)	$(48)	$(92)	$(140)	$(180)	$(185)	$(191)	$(197)	$(202)	$(209)	$(215)	$(221)	$(228)	$(235)	$(108)	$(50)
Total G&A	$(19)	$(21)	$(29)	$(46)	$(47)	$(49)	$(50)	$(52)	$(53)	$(55)	$(57)	$(58)	$(60)	$(62)	$(64)	$(28)	$(13)
Total Operating Expenses	$(99)	$(83)	$(153)	$(171)	$(220)	$(262)	$(270)	$(278)	$(278)	$(281)	$(289)	$(297)	$(306)	$(315)	$(324)	$(148)	$(68)
EBIT	$(98)	$(72)	$(83)	$(66)	$14	$174	$388	$564	$664	$716	$794	$919	$1,081	$1,184	$1,318	$1,622	$312
In addition, at the direction of ArQule management, Centerview calculated, based on the Management Projections and other projected financial information provided by ArQule management, unlevered free cash flows for the years 2020-2036 for use in its final financial analyses relating to the Management Projections. The unlevered free cash flow analyses based on the Management Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of ArQule’s Financial Advisor”. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by ArQule management. For purposes of calculating the discounted cash flow, Centerview calculated the estimated (i) taxes saved from NOLs of  $3 million, $37 million, $82 million and $43 million for years 2024-2027, respectively, based on a tax rate of 21%, and (ii) impact of the cost of future capital raise of  $14 million and $17 million for years 2020 and 2021, respectively, assuming an $80 million capital raise in 2020 and a $100 million capital raise in 2021. The values in the table below do not take into account the effect of NOL usage or the cost of future capital raises.
($ in millions)	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
EBIT	$(98)	$(72)	$(83)	$(66)	$14	$174	$388	$564	$664	$716	$794	$919	$1,081	$1,184	$1,318	$1,622	$312
Less: Tax Expenses	—	—	—	—	(3)	(37)	(82)	(118)	(139)	(150)	(167)	(193)	(227)	(249)	(277)	(341)	(66)
Less: Capital Expenditures	(0)	—	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Plus: Depreciation and Amortization	0	0	2	2	2	3	3	3	3	3	3	3	3	3	3	3	3
Less: Change in Net Working Capital	17	3	6	(10)	(14)	(21)	(23)	(19)	(10)	(6)	(9)	(14)	(18)	(12)	(15)	(13)	145
Unlevered Free Cash Flow	$(82)	$(68)	$(76)	$(76)	$(3)	$117	$283	$426	$514	$560	$618	$712	$836	$924	$1,026	$1,268	$391

Opinion of ArQule’s Financial Advisor
Opinion of Centerview Partners LLC
ArQule retained Centerview as financial advisor to the ArQule Board in connection with the proposed Transactions. In connection with this engagement, the ArQule Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries, or held in ArQule’s treasury, and (ii) Shares that are held by stockholders of ArQule who are entitled to demand and properly demand appraisal of such Shares pursuant to, and in compliance with Section 262 of the DGCL with respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of ArQule or Parent, collectively “Excluded Shares”) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. On December 6, 2019, Centerview rendered to the ArQule Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated December 6, 2019, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the ArQule Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of ArQule as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated December 6, 2019, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•
Annual Reports on Form 10-K of ArQule for the years ended December 31, 2018, December 31, 2017 and December 31, 2016;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of ArQule;

•
certain publicly available research analyst reports for ArQule;

•
certain other communications from ArQule to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of ArQule, including certain financial forecasts, analyses and projections relating to ArQule prepared by management of ArQule and furnished to Centerview by ArQule for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Management Projections” (the term “Management Projections” refers to the Management Projections in the section entitled, “— Certain Financial Projections”), and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of ArQule regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for ArQule and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with ArQule’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at ArQule’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ArQule as to the matters covered thereby and Centerview relied, at ArQule’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at ArQule’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of ArQule, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of ArQule. Centerview assumed, at ArQule’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at ArQule’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of ArQule, or the ability of ArQule to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, ArQule’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to ArQule or in which ArQule might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of ArQule or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of ArQule or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of ArQule as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the ArQule Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the ArQule Board in connection with Centerview’s opinion, dated December 6, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of ArQule. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ArQule or any other parties to the Transactions. None of ArQule, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ArQule do not purport to be appraisals or reflect the prices at which ArQule may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 5, 2019 (the last trading day before the approval of the Transactions by the ArQule Board) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information for ArQule to corresponding financial information for nine publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to ArQule.
Using publicly available information obtained from SEC filings and other data sources as of December 5, 2019, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2024 (“2024E EV/Revenue Multiple”).

The companies reviewed and the 2024E EV/Revenue Multiples were as follows:
2024E EV/Revenue Multiple
Constellation Pharmaceuticals, Inc.	4.9x
Iovance Biotherapeutics Inc.	3.5x
Kura Oncology, Inc.	1.4x
NextCure, Inc.	NA
Odonate Therapeutics, Inc.	2.3x
Springworks Therapeutics, Inc.	5.2x
Turning Point Therapeutics, Inc.	4.1x
ZIOPHARM Oncology, Inc.	2.0x
Zymeworks Inc.	5.4x
Median	3.8x
Although no company used in this analysis is directly comparable to ArQule, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded development-stage biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of ArQule. However, because none of the selected companies is exactly the same as Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment,concerning differences between the operational, business or financial characteristics of ArQule and the selected companies that could affect the public trading values of each inorder to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2024E EV/Revenue Multiples of 2.5x to 5.5x. In selecting this range of 2024E EV/Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of ArQule and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2024E EV/Revenue Multiples to ArQule’s estimated calendar year risk-adjusted 2024 revenue of  $244 million under the Management Projections and adding to it ArQule’s estimated net cash as of December 31, 2019 of  $150 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $5.85 to $11.15, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of  $20.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Selected Precedent Transactions Analysis
Centerview reviewed and compared certain information relating to twelve selected transactions involving development-stage biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to ArQule and the Transactions.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments.

The selected transactions reviewed and the transaction value for such transactions were as follows:
Date Announced	Target	Acquiror	Transaction Value (in millions)(1)
10/18/18	Endocyte, Inc.	Novartis AG	$1,757
12/22/17	Ignyta, Inc.	Roche Holding AG	1,682
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	1,490
04/23/12	Ardea Biosciences, Inc.	Astrazeneca Plc	1,050
05/21/19	Peloton Therapeutics, Inc.*	Merck & Co., Inc.	1,050
07/24/17	NeuroDerm Ltd.	Mitsubishi Tanabe Pharma Corporation	985
01/26/12	Micromet, Inc.	Amgen, Inc.	975
02/25/19	Clementia Pharmaceuticals, Inc.*	Ipsen, S.A.	933
04/11/18	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	799
09/05/13	Astex Pharmaceuticals, Inc.	Otsuka Pharmaceutical Co., Ltd.	752
10/16/19	Achillion Pharmaceuticals, Inc.*	Alexion Pharmaceuticals, Inc.	735
03/04/19	Nightstar Therapeutics plc	Biogen Inc.	719
Median			980

(1)
Excludes contingent payments.

*
Denotes transactions involving contingent payments.

Although no company or transaction used in this analysis is directly comparable to ArQule or the Transactions, the companies included in the selected transactions above were chosen by Centerview, among other reasons, because they are development-stage biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of ArQule. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of ArQule and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and ArQule.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of transaction values of  $900 million to $1.750 billion. In selecting this range of transaction values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of ArQule and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of transaction values and adding to it ArQule’s estimated net cash as of December 31, 2019 of  $150 million, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $7.95 to $14.05, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of  $20.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of ArQule based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
Based on information from management of ArQule, Centerview derived the forecasted unlevered free cash flows of ArQule based on the Management Projections during the time period beginning on

January 1, 2020 and ending on December 31, 2036 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2036 at a rate of free cash flow decline of 80.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 11.0% to 13.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of ArQule’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) net present value of standalone tax savings from federal net operating losses of $422 million as of December 31, 2018 and future losses; (ii) estimated cash and cash equivalents of  $163 million as of December 31, 2019; and (iii) $13 million estimated loans payable as of December 31, 2019.
This analysis resulted in a range of implied equity values per Share of  $13.35 to $16.30. Centerview then compared the results of the above analysis to the Offer Price of  $20.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the ArQule Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical closing trading prices of the Shares during the 52-week period ended December 5, 2019 (the last trading day before the approval of the Transactions by the ArQule Board), which reflected low and high stock closing prices for ArQule during such period of approximately $2.26 to $11.89 per share.

•
Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for ArQule ranging from $11.00 to $18.00 per share.

•
An analysis of premiums paid in the selected transactions involving development-stage biopharmaceutical companies, as set forth above in “— Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a reference range of 60% to 80% to ArQule’s closing stock price on December 5, 2019 (the last trading day before the approval of the Transactions by the ArQule Board) of  $9.51, which resulted in an implied price range of approximately $15.20 to $17.10 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the ArQule Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the ArQule Board or management of ArQule with respect to the Offer Price and the Merger Consideration or as to whether the ArQule Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between ArQule and Parent and was approved by the ArQule Board. Centerview provided advice to ArQule during these negotiations. Centerview did not, however, recommend any specific amount of consideration to ArQule or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two years prior to the date of its written opinion except for its current engagement, Centerview has not been engaged to provide financial advisory or other services to ArQule, and Centerview has not received any compensation from ArQule during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide and is currently providing financial advisory services to Parent, for which Centerview has received compensation and for which it expects to receive additional compensation, including in connection with Parent’s acquisition of Antelliq Group in 2019 and its worldwide strategic collaboration transaction with Eisai Co., Ltd. in 2018 and other matters unrelated to the Transactions. Centerview has received between $15 million and $20 million in aggregate compensation from Parent for work performed during such period. Centerview may provide financial advisory and other services to or with respect to ArQule or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons; (ii) of Centerview’s affiliates or related investment funds; and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, ArQule, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The ArQule Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the ArQule Board, ArQule has agreed to pay Centerview an aggregate fee of approximately $40.8 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and $38.8 million of which is payable contingent upon consummation of the Transactions. In addition, ArQule has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
ArQule has retained Centerview to act as its financial advisor in connection with the Offer and the Merger. ArQule has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $40.8 million, for its services as financial advisor to ArQule in connection with the Offer and the Merger. ArQule has agreed to pay Centerview an opinion fee of  $2 million (the “Opinion Fee”), which was payable in connection with the rendering of Centerview’s opinion, and a transaction fee of approximately $40.8 million, which is payable in connection with the consummation of the Transactions and against which the Opinion Fee will be credited. Subject to certain limitations, Centerview will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, ArQule has agreed to indemnify Centerview, any controlling person of Centerview and its directors, officers, employees, agents, and affiliates against specified liabilities.
Additional information pertaining to the retention of Centerview by ArQule in Item 4 under the heading “— Opinion of ArQule’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Neither ArQule nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to ArQule’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of ArQule, for which services no additional compensation will be paid.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (i) the scheduled vesting of Company Options and (ii) the grant of Company Options, no transactions with respect to Shares have been effected by ArQule or, to the knowledge of ArQule after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, ArQule is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•
a tender offer or other acquisition of ArQule’s securities by ArQule or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving ArQule;

•
any purchase, sale or transfer of a material amount of assets of ArQule; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of ArQule.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the ArQule Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between ArQule and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
Information Regarding Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of ArQule’s executive officers who are designated as named executive officers in the Definitive Proxy Statement filed on March 28, 2019. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term describes the Merger-related compensation that will or may be payable to ArQule’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the Item 402(t) table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of ArQule’s named executive officers would receive, assuming that (i) the Effective Time occurs on December 11, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of ArQule’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the In the Money Options as of December 11, 2019 will be cancelled in exchange for a cash payment equal to the Merger Consideration of  $20.00 per Share; (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with ArQule or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.
Golden Parachute Compensation
Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Paolo Pucci	$1,682,178.00	$28,337,960.00	$51,261.00	$30,071,399.00
Peter S. Lawrence	$715,919.00	$15,455,541.00	$25,630.00	$16,197,091.00
Brian Schwartz, M.D.	$686,308.00	$12,872,353.00	$25,630.00	$13,584,292.00
Robert J. Weiskopf	$—	$—	$—	$—

(1)
Under relevant SEC rules, ArQule is required to provide information in this table with respect to its named executive officers, who are the individuals whose compensation was required to be reported in the summary compensation table of ArQule’s most recent proxy statement. While disclosure was required with respect to Mr. Weiskopf, ArQule’s former Chief Financial Officer and Treasurer, in that proxy statement, Mr. Weiskopf resigned employment with ArQule on March 29, 2019, and will not receive any compensation based on or otherwise related to the Transactions, other than cash consideration on the same terms and conditions as the other stockholders of ArQule in respect of any Shares or vested options he may hold upon the consummation of the Merger.
(2)
The amounts in this column represent the cash severance payments that would be payable to each named executive officer upon a qualifying termination under such named executive officer’s amended employment agreement and the payment of the 2019 annual bonus in 2019 at 24% of the target level of performance (i.e., the amount of the 2019 annual bonus payable above the anticipated achievement of performance at 126% of the target level) pursuant to the terms of the Merger Agreement. The cash severance payments, which are conditioned upon the named executive officer entering into a general release of claims, are payable upon a qualifying termination occurring at any time, regardless of whether a change in control of ArQule has occurred. These cash severance payments are equal in amount to (i) in the case of Mr. Pucci, twenty-four (24) months of his base salary in effect at the time of termination, plus an amount equal to the total of bonuses paid to him with respect to 2017 and 2018, paid in substantially equal installments according to ArQule’s normal payroll schedule during the twenty-four (24) month period following termination; (ii) in the case of Mr. Lawrence, a lump sum severance payment equal to twelve (12) months’ base salary as of the date of termination, plus the average of the annual performance bonuses that he received with respect to 2017 and 2018; and (iii) in the case of Dr. Schwartz, twelve (12) months’ base salary as of the date of termination, plus the average of the annual performance bonuses that he received with respect to 2017 and 2018, paid in substantially equal installments according to ArQule’s normal payroll schedule during the twelve (12)-month period following termination. The 2019 annual bonus payments at 24% of the target level are considered “single-trigger,” i.e., such amounts will be paid in connection with the Merger. The following table provides the individual components represented in this column:

Name	Cash Severance Payment ($)	2019 Annual Bonus 24% of Target ($)
Paolo Pucci	$1,606,307.00	$75,871.00
Peter S. Lawrence	$664,357.00	$51,562.00
Brian Schwartz, M.D.	$640,682.00	$45,626.00
For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between ArQule and its Executive Officers, Directors and Affiliates — Executive Employment Agreements.”
(3)
The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of unvested In the Money Options held by such named executive officer at the Effective Time. The value of such In the Money Options is calculated by multiplying the excess of the Merger Consideration over the weighted average exercise price per Share under such In the Money Option by the number of Shares subject to such In the Money Option. The amounts in this column are considered “single-trigger”. Also included in this column are amounts related to performance options granted in 2017 to Messrs. Pucci and Lawrence and Dr. Schwartz, which were deemed earned and became vested in full upon the execution of the Merger Agreement on December 6, 2019, in accordance with their terms:

Name	Number of Unvested Shares Subject to Performance Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Unvested Stock Options ($)
Paolo Pucci	350,000	$0.95	$6,667,500.00
Peter S. Lawrence	175,000	$0.95	$3,333,750.00
Brian Schwartz, M.D.	151,667	$0.95	$2,889,256.00

In addition, in connection with the execution of the Merger Agreement on December 6, 2019, in consideration for the treatment of bonuses for 2019 and receipt of the merger consideration in respect of Shares and In the Money Options, Messrs. Pucci and Lawrence entered into ArQule’s form Employee Non-Disclosure, Inventions Assignment, Non-Competition and Non-Solicitation Agreement, providing for non-competition and non-solicitation of employees and customers restrictions that are in effect from December 6, 2019 until one (1) year after the Closing Date in addition to confidentiality and other restrictive covenants.
(4)
The amounts in this column represent the estimated value of the cost of continuing the medical, dental and term life insurance benefits that Messrs. Pucci and Lawrence and Dr. Schwartz are respectively entitled to receive under their employment agreements at the level in effect as of the termination date for twelve (12) months (twenty-four (24) months for Mr. Pucci).

Vote Required to Approve the Merger
The ArQule Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, ArQule does not anticipate seeking the approval of ArQule’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, ArQule, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of ArQule in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
ArQule is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than two thousand (2,000) stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or the voting stock held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock which the interested stockholder did not own.

Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of ArQule as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the ArQule Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights
No appraisal rights are available to stockholders of ArQule in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights); (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and ArQule may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.
Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to ArQule a written demand for appraisal of their Shares, which demand must reasonably inform ArQule of the identity of the stockholder and that the stockholder is demanding appraisal;

•
the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•
the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform ArQule of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.
If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two (2) or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.
STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.
A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:
ArQule, Inc.
One Wall Street
Burlington, Massachusetts 01803
Attn: General Counsel
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of ArQule’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to ArQule in accordance with Section 262 of the DGCL. Within one hundred twenty (120) days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.
The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.
The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.
In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.
The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of  “fair value” as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.
Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.
If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder (i) fails to perfect; (ii) successfully withdraws; or (iii) loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.
The foregoing summary of the rights of ArQule’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by ArQule’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of ArQule, please see ArQule’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 7, 2019, and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the SEC on October 30, 2019.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals
Antitrust in the United States
Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Parent and ArQule expects to file Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. ArQule and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on December 16, 2019. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent and/or ArQule. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. ArQule does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
Forward-Looking Statements
This Schedule 14D-9 contains forward-looking information related to Parent, ArQule and the proposed acquisition of ArQule by Parent that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, the ability of ArQule and Parent to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement; statements about the expected timetable for completing the transaction; ArQule’s and Parent’s beliefs and expectations and statements about the benefits being sought to be achieved in Parent’s proposed acquisition of ArQule; the potential effects of the acquisition on both ArQule and Parent; the possibility of any termination of the Merger Agreement, as well as the expected benefits and success of ArQule’s product candidates. These statements are based upon the current beliefs and expectations of ArQule’s and Parent’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all, with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.
Risks and uncertainties include but are not limited to, uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of ArQule’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Merger and the Offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement and pendency of the transactions on ArQule’s business; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; challenges inherent in new product development, including obtaining regulatory approval; and ArQule’s ability to accurately predict future market conditions.
A further description of risks and uncertainties relating to ArQule can be found in ArQule’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 7, 2019, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.arqule.com/.
ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2019 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9 or Form W-8) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Joint Press Release issued by Merck & Co, Inc. and ArQule, Inc., dated December 9, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(1)(F)	Summary Advertisement, as published in The New York Times on December 17, 2019 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Opinion of Centerview Partners LLC, dated December 6, 2019 (included as Annex I to this Schedule 14D-9).
(a)(5)(B)	Tweet from ArQule, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(C)	LinkedIn post from ArQule, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(D)	LinkedIn post from Marc Schegerin, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(E)	Message from ArQule’s website, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(F)	Letter sent to key opinion leaders, physicians and investigators on December 9, 2019 (incorporated herein by reference to Exhibit 99.6 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(G)	Letter sent to patient advocacy groups on December 9, 2019 (incorporated herein by reference to Exhibit 99.7 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(H)	Email sent to analysts and investors of ArQule on December 9, 2019 (incorporated herein by reference to Exhibit 99.8 to the Schedule 14D-9C filed by ArQule with the SEC on December 9, 2019).
(a)(5)(I)	Form of letter sent to partners on December 9, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by ArQule with the SEC on December 10, 2019).

Exhibit No.	Description
(a)(5)(J)	American Society of Hematology (“ASH”) 2019 Annual Meeting press release, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by ArQule with the SEC on December 10, 2019).
(a)(5)(K)	ARQ 531 Clinical Update from ASH investor call transcript, dated December 9, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by ArQule with the SEC on December 10, 2019).
(e)(1)	Agreement and Plan of Merger, dated December 6, 2019, among Merck Sharp & Dohme Corp., Argon Merger Sub, Inc. and ArQule, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by ArQule with the SEC on December 9, 2019).
(e)(2)	First Amendment to Agreement and Plan of Merger, dated December 17, 2019, among Merck Sharp & Dohme Corp., Argon Merger Sub, Inc. and ArQule, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by ArQule with the SEC on December 17, 2019).
(e)(3)	Form of Support Agreement, among Merck Sharp & Dohme Corp., Argon Merger Sub, Inc. and certain stockholders of ArQule, Inc. (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by ArQule with the SEC on December 9, 2019).
(e)(4)	Amended and Restated Mutual Confidential Disclosure Agreement, dated November 25, 2019, between ArQule, Inc. and Merck Sharp & Dohme Corp. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(5)	Amended and Restated 1994 Equity Incentive Plan (incorporated herein by reference to Appendix A to ArQule’s Definitive Proxy Statement filed with the SEC on April 29, 2011).
(e)(6)	Form of Incentive Stock Option Agreement to the Company’s Amended and Restated 1994 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.16 to ArQule’s Annual Report on Form 10-K filed with the SEC on March 17, 2008).
(e)(7)	Form of Non-Statutory Stock Option Agreement to the Company’s Amended and Restated 1994 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to ArQule’s Annual Report on Form 10-K filed with the SEC on March 17, 2008).
(e)(8)	Amended and Restated 1996 Director Stock Option Plan (incorporated herein by reference to Appendix C to ArQule’s Definitive Proxy Statement filed with the SEC on April 29, 2011).
(e)(9)	2014 Equity Incentives Plan (incorporated herein by reference to Appendix C to ArQule’s Definitive Proxy Statement filed with the SEC on March 29, 2018).
(e)(10)	Form of Performance-based Option Agreement to ArQule’s 2014 Equity Incentives Plan (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on April 10, 2017).
(e)(11)	Form of Incentive Stock Option Agreement to ArQule’s 2014 Equity Incentives Plan, Filed as Exhibit 10.24 to ArQule’s Annual Report on Form 10-K filed on March 7, 2019 and incorporated herein by reference.
(e)(12)	Form of Non-Statutory Stock Option Agreement to ArQule’s 2014 Equity Incentives Plan (incorporated herein by reference to Exhibit 10.25 to ArQule’s Annual Report on Form 10-K filed with the SEC on March 7, 2019)
(e)(13)	2018 Employee Stock Purchase Plan (incorporated herein by reference to Appendix B to ArQule’s Definitive Proxy Statement filed with the SEC on March 29, 2018).
(e)(14)	Amended and Restated 2014 Equity Incentive Plan (incorporated herein by reference to Appendix A to ArQule’s Definitive Proxy Statement filed with the SEC on March 7, 2019).
(e)(15)	Employment Agreement, dated as of April 15, 2008, by and between ArQule, Inc. and Paolo

Exhibit No.	Description
Pucci (incorporated herein by reference to Exhibit 10.4 to ArQule’s Current Report on Form 8-K, filed with the SEC on April 18, 2008).
(e)(16)	Amendment to Employment Agreement, dated as of July 15, 2010, by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.1 to ArQule’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 4, 2010).
(e)(17)	Second Amendment to Employment Agreement, dated as of March 8, 2013, by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on March 11, 2013).
(e)(18)	Third Amendment to Employment Agreement dated as of April 14, 2016, by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on April 14, 2016).
(e)(19)	Fourth Amendment to Employment Agreement, dated as of April 4, 2017 by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.2 to ArQule’s Current Report on Form 8-K filed with the SEC on April 10, 2017).
(e)(20)	Fifth Amendment to Employment Agreement, dated as of March 29, 2019, by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.2 to ArQule’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
(e)(21)	Employment Agreement between ArQule, Inc. and Peter S. Lawrence dated April 13, 2006 (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on April 18, 2006).
(e)(22)	Amendment to Employment Agreement, dated as of October 4, 2007, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on October 10, 2007).
(e)(23)	Second Amendment to Employment Agreement, dated April 14, 2008, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K, filed with the SEC on April 18, 2008).
(e)(24)	Third Amendment to Employment Agreement, dated as of March 8, 2013, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.2 to ArQule’s Current Report on Form 8-K filed with the SEC on March 11, 2013).
(e)(25)	Fourth Amendment to Employment Agreement dated as of April 14, 2016, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.2 to ArQule’s Current Report on Form 8-K filed with the SEC on April 14, 2016).
(e)(26)	Fifth Amendment to Employment Agreement, dated as of April 4, 2017, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.3 to ArQule’s Current Report on Form 8-K filed with the SEC on April 10, 2017).
(e)(27)	Sixth Amendment to Employment Agreement, dated as of March 29, 2019, by and between ArQule, Inc. and Peter S. Lawrence (incorporated herein by reference to Exhibit 10.3 to ArQule’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
(e)(28)	Employment Agreement, dated as of June 17, 2008, by and between ArQule, Inc. and Brian Schwartz (incorporated herein by reference to Exhibit 10.1 to ArQule’s Current Report on Form 8-K filed with the SEC on February 24, 2012).
(e)(29)	Amendment to Employment Agreement dated as of February 23, 2012 by and between ArQule, Inc. and Brian Schwartz (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to ArQule’s Current Report on Form 8-K filed with the SEC on February 27, 2012).

Exhibit No.	Description
(e)(30)	Second Amendment to Employment Agreement, dated March 8, 2013, by and between ArQule, Inc. and Brian Schwartz (incorporated herein by reference to Exhibit 10.3 to ArQule’s Current Report on Form 8-K filed with the SEC on March 11, 2013).
(e)(31)	Third Amendment to Employment Agreement dated as of April 14, 2016, by and between ArQule, Inc. and Brian Schwartz (incorporated herein by reference to Exhibit 10.3 to ArQule’s Current Report on Form 8-K filed with the SEC on April 14, 2016).
(e)(32)	Fourth Amendment to Employment Agreement, dated as of April 4, 2017 by and between ArQule, Inc. and Paolo Pucci (incorporated herein by reference to Exhibit 10.2 to ArQule’s Current Report on Form 8-K filed with the SEC on April 10, 2017).
(e)(33)	Fifth Amendment to Employment Agreement, dated as of March 29, 2019, by and between ArQule, Inc. and Brian Schwartz (incorporated herein by reference to Exhibit 10.4 to ArQule’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
(e)(34)	Letter Agreement, dated April 11, 2019, by and between ArQule, Inc. and Marc Schegerin (incorporated herein by reference to Exhibit 10.5 to ArQule’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
(e)(35)	Employee Non-Disclosure and Inventions Agreement, dated May 17, 2018, between ArQule, Inc. and Dr. Marc Schegerin.*
(e)(36)	Non-Disclosure, Inventions Assignment, Non-Competition and Non-Solicitation Agreement, dated December 6, 2019, between ArQule, Inc. and Paolo Pucci.*
(e)(37)	Non-Disclosure, Inventions Assignment, Non-Competition and Non-Solicitation Agreement, dated December 6, 2019, between ArQule, Inc. and Peter Lawrence.*

*
Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2019
ArQule, Inc.
By:
/s/ Peter S. Lawrence

Name:
Peter S. Lawrence

Title:	President and Chief Operating Officer

Annex I
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
December 6, 2019
The Board of Directors
ArQule, Inc.
One Wall Street
Burlington, MA 01803
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of ArQule, Inc., a Delaware corporation (the “Company”), of the $20.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), Argon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of  $20.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, or held in the Company’s treasury and (ii) Shares that are held by stockholders of the Company who are entitled to demand and properly demand appraisal of such Shares pursuant to, and in compliance with Section 262 of the Delaware General Corporation Law with respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $20.00 per Share in cash, without interest, (the $20.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide and are currently providing financial advisory services to Parent, for which we have received compensation and for which we expect to receive additional compensation, including in connection with Parent’s acquisition of Antelliq Group in 2019 and its worldwide strategic collaboration transaction with Eisai Co., Ltd. in 2018. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 6, 2019 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2018, December 31, 2017 and December 31, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex II
Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.